EXHIBIT 99.1

Himax Technologies, Inc. Pre-announces Preliminary Unaudited Fourth Quarter 2019 Financial Results

Company Revenue, Gross Margin and EPS All Exceed Guidance

TAINAN, Taiwan, Jan. 07, 2020 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today pre-announced preliminary unaudited key financial results for the three months ended December 31st, 2019. The fourth quarter results exceeded its revenues, gross margin and EPS guidance issued on November 7th, 2019.

  Revenues were $174.9 million, an increase of 6.5% sequentially versus the guidance of approximately flat to the previous quarter.

  Gross Margin was 20.6% versus the guidance of a slight increase from the third quarter’s 19.5%.

  IFRS earnings per diluted ADS were expected to be in the range of 0.3 to 0.6 cents, exceeding the guidance a loss of around 3.0 to 4.5 cents per diluted ADS. The better-than-expected earnings include a revaluation gain of $3.8 million, or 2.2 cents per diluted ADS, from an investment in an AI related startup made during November of 2017. The revaluation gain was not included in the November guidance.

  Non-IFRS earnings per diluted ADS were expected to be in the range of 0.6 to 0.9 cents, exceeding the guidance of a loss of around 2.7 to 4.2 cents per diluted ADS. Likewise, the non-IFRS earnings have included the revaluation gain.

The Company will provide its full financial report at the next conference call with investors and analysts in February. The exact date will be announced soon.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,000 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 2,922 patents granted and 575 patents pending approval worldwide as of December 31st, 2019. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2018 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Sky Wang, Investor Relations
Himax Technologies, Inc.
US Tel: +1-949-585-9838 Ext.223
Fax: +1-312-445-3643
Email: sky_wang@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
Maili Bergman, Managing Director
MZ North America
Tel: 949-298-4320
Email: HIMX@mzgroup.us
www.mzgroup.us